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MAR - 1 2013

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13013682

...ES
...E COMMISSION
Washington, D.C. 20549

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10 3/9

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-42415 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT AS OF **12/31/12**
MM/DD/YY

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

NAME OF BROKER-DEALER:

**CUTLER GROUP, L.P.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**101 Montgomery Street, Suite 700**
(No. and Street)

| **San Francisco** | **California** | **94104** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Nader Sharabati** **(415) 293-3960**
(Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska, Certified Public Accountants**
(Name – if individual, state last, first, middle name)

| **141 West Jackson Boulevard, Suite 2250** | **Chicago** | **Illinois** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

KH 3/13

# OATH OR AFFIRMATION

I, **Nader Sharabati**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Cutler Group, L.P.** as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Nader Sharabati
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

29th day of February, 2013

"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

CUTLER GROUP, L.P.
(A California Limited Partnership)

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2012
AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

# CUTLER GROUP, L.P.
**(A California Limited Partnership)**

## STATEMENT OF FINANCIAL CONDITION
## AND SUPPLEMENTARY SCHEDULES
**PURSUANT TO SEC RULE 17a-5(d)**

**December 31, 2012**
**<u>AVAILABLE FOR PUBLIC INSPECTION</u>**

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

## INDEPENDENT AUDITORS' REPORT

To the Partners of Cutler Group, L.P.

### Report on the Financial Statement

We have audited the accompanying statement of financial condition of Cutler Group, L.P., (the "Partnership") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cutler Group, L.P. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

### Report on Other Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois
February 20, 2013

**CUTLER GROUP, L.P.**

**Statement of Financial Condition**

**December 31, 2012**

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 3,678,531 |
| Receivable from broker-dealer | | 107,925,813 |
| Securities owned, at fair value | | 582,277,597 |
| Securities not readily marketable, at fair value | | 91,958 |
| Furniture and equipment, at cost (net of accumulated depreciation of $2,519,782) | | 691,256 |
| Other assets | | 171,478 |
| | $ | 694,836,633 |

## Liabilities and Partners' Capital

| | | |
|---|---|---|
| Liabilities | | |
| Payable to broker-dealer | $ | 98,902 |
| Securities sold, not yet purchased, at fair value | | 640,835,872 |
| Accounts payable and accrued expenses | | 2,036,238 |
| | | 642,971,012 |
| Partners' capital | | |
| General partner | | 272,801 |
| Limited partners | | 51,592,820 |
| | | 51,865,621 |
| | $ | 694,836,633 |

See accompanying notes.

## 1. Organization

Cutler Group, L.P. (the "Partnership"), a California limited partnership, was organized on February 1, 1994. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE Arca, Inc. and the Chicago Board Options Exchange (the "CBOE"). The Partnership is a market maker on the NASDAQ OMX and the CBOE and engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

The Partnership's general partner is Trent Cutler Capital, LLC (the "General Partner"). The General Partner conducts and manages the business of the Partnership.

## 2. Summary of Significant Accounting Policies

The Partnership's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

<u>Revenue Recognition and Securities Valuation</u>
Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accuonting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Open equity in futures is included in receivable from broker-dealer and measured at the closing exchange price.

<u>Income Taxes</u>
No provision has been made for federal income taxes, as the taxable income of the partnership is included in the respective income tax returns of the partners.

In accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2009. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2012.

## 2. Summary of Significant Accounting Policies, continued

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Depreciation
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and the straight line and accelerated methods for income tax purposes.

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

## 3. Partnership Agreement

Profit and Loss Allocations
All profits and losses are allocated quarterly, after allocations to the Self-Backed Traders (see Note 7), subject to the following:

a. "Designated Net Profits" and "General Net Profits", as defined in the Partnership's Agreement of Limited Partnership, shall first be allocated to limited partners in proportion to their respective ownership percentages as of the first day of each calendar quarter to remove unrecouped "Designated Net Losses" and "General Net Losses", as defined in the Partnership's Agreement of Limited Partnership, for such limited partners.

b. Class B Limited Partners, as defined in the Partnership's Agreement of Limited Partnership, are allocated all remaining Designated Net Profits and Designated Net Losses in proportion to their respective Class B percentage interest. After the allocation to the Class B Limited Partners, the remaining Designated Net Profits and Designated Net Losses are allocated in the same manner as General Net Gains and General Net Losses. Class B Limited Partners are allocated 1% of all remaining General Net Profits, after the allocation for unrecouped General Net Losses, and General Net Losses in proportion to their respective Class B interest.

## 3. Partnership Agreement, continued

c. After the 1% allocation to Class B Limited Partners, the General Partner will be allocated 39.5% of remaining General Net Profits and General Net Losses. The General Net Profits and General Net Losses remaining each calendar quarter after the 39.5% allocation to the General Partner are then allocated to the Class A Limited Partners, as defined in the Partnership's Agreement of Limited Partnership, and the General Partner in proportion to their respective ownership percentages as of the first day of such calendar quarter. The General Partner's allocation is credited to the General Partner's capital account as of the end of each calendar quarter. However, it is not withdrawable by the General Partner until the end of each calendar year. The General Partner's allocation is subject to recoupment by the limited partners in a subsequent calendar quarter within the same calendar year where there is a loss in such subsequent calendar quarter.

## 4. Distributions and Withdrawals

The Partnership is not required to make distributions, but may do so at the discretion of the General Partner. A limited partner may request a withdrawal of his or her entire capital account, or any portion thereof, as of the end of any calendar quarter, by giving 30 days prior written notice to the General Partner; provided that the limited partner maintained his or her investment for a minimum one year period. The General Partner may accept withdrawal requests of shorter notice at its discretion.

## 5. Credit Concentration

At December 31, 2012, a significant credit concentration consisted of approximately $48.8 million, representing the fair value of the Partnership's trading accounts carried by its clearing broker, Merrill Lynch Professional Clearing Corp. Management does not consider any credit risk associated with this net receivable to be significant.

At December 31, 2012 a significant credit concentration consisted of cash deposited in bank accounts that exceeded federally insured limits by approximately $3.2 million which represents approximately 6% of the Partnership's capital. The Partnership has not experienced any losses in such accounts. Management believes the Partnership is not exposed to any significant credit risk on cash.

## 6. Employee Benefit Plan

The Partnership has established a 401(k) plan for qualified employees. The Partnership can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2012 totaled approximately $175,000.

## 7. Agreements and Related-Party Transactions

The Partnership has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corp. ("ML-PRO"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Partnership has invested $20,000 in the preferred shares of ML-PRO. The Partnership's investment in ML-PRO is reflected in other assets in the statement of financial condition. Under the rules of the Financial Industry Regulatory Authority, the agreement requires that the Partnership maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock investment.

The Partnership has entered into trading agreements with certain of its traders (the "Self-Backed Traders"). Under these agreements, the Self-Backed Traders have agreed to contribute capital to fund their trading activities. The Self-Backed Traders receive a percentage of the "net revenues" (trading gains less expenses) of their respective trading accounts, as defined in the trading agreements. Such allocations are credited to the respective limited partner capital accounts of the Self-Backed Traders. The Self-Backed Traders' profit allocations are deducted from total partnership income before determining the net profit or loss to be allocated to the partners on a pro rata basis.

## 8. Financial Instruments

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Partnership may sometimes use derivatives, the Partnership reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business the Partnership enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Partnership's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

## 8. Financial Instruments, continued

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Partnership receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Partnership to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Partnership's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Partnership is subject to credit risk to the extent that any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Partnership attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

## 9. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Partnership is required to maintain "net capital" equal to the greater of $1,000,000 or 6 ⅔% of "aggregate indebtedness", as defined.

At December 31, 2012, the Partnership had net capital and net capital requirements of $27,864,640 and $1,000,000, respectively.

## 10. Fair Value Measurements and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

| | Level 1 | Level 3 | Total |
|---|---|---|---|
| **Assets** | | | |
| Securities owned | | | |
| Equities | $ 412,417,403 | $ - | $ 412,417,403 |
| Options | 133,631,410 | - | 133,631,410 |
| State municipal obligations | 998,519 | - | 998,519 |
| Corporate obligations | 35,230,265 | - | 35,230,265 |
| Total securities owned | $ 582,277,597 | $ - | $ 582,277,597 |
| Securities not readily marketable | | | |
| Contingent value rights | $ - | $ 91,958 | $ 91,958 |
| Total securities, not readily marketable | $ - | $ 91,958 | $ 91,958 |
| **Liabilities** | | | |
| Securities sold, not yet purchased | | | |
| Equities | $ 271,490,161 | $ - | $ 271,490,161 |
| Options | 369,345,711 | - | 369,345,711 |
| Total securities sold, not yet purchased | $ 640,835,872 | $ - | $ 640,835,872 |

## 10. Fair Value Measurements and Disclosures, continued

At December 31, 2012, the Partnership had open futures contracts totaling $(26,650), which were Level 1 investments. As of December 31, 2012, the Partnership's Level 3 assets (contingent value rights) totaled $91,958. The following table presents changes in Level 3 assets for the year ended December 31, 2012:

| | | |
|---|---|---|
| Balance, January 1, 2012 | $ | 91,522 |
| Gain on contingent value rights | | 436 |
| Balance, December 31, 2012 | $ | 91,958 |

At December 31, 2012, the Partnership held no Level 2 investments.

## 11. Commitments

The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to escalation clauses based on the operating expenses of the lessor.

The minimum annual rental commitments under non-cancelable operating leases are as follows as of December 31, 2012:

| Year Ending December 31, | | Amount |
|---|---|---|
| 2013 | $ | 198,000 |
| 2014 | | 205,000 |
| 2015 | | 212,000 |
| 2016 | | 219,000 |
| Thereafter | | 264,000 |
| | $ | 1,098,000 |

## 12. Guarantees

ASC 460, *Guarantees,* requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign ecxchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

## 12. Guarantees, continued

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain options written, contingent forward contracts and credit default swaps. Although the Partnership's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Partnership has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. In certain situations, collateral may be held by the Partnership for those contracts that meet the definition of a guarantee. Generally, the Partnership sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Partnership may recover amounts related to the underlying asset delivered to the Partnership under the derivative contract.

The Partnership records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Partnership also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Partnership believes that the notional amounts of the derivative contracts generally overstate its exposure.

## 13. Subsequent Events

The Partnership's management has evaluated events and transactions through February 20, 2013 the date the financial statements were issued, noting no material events requiring disclosure in the Partnership's financial statements.

## SUPPLEMENTAL SCHEDULE

**CUTLER GROUP, L.P.**

**Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1**

**December 31, 2012**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total partners' capital | | $ 51,865,621 |
| Deduct partners' capital not allowable for net capital | | (15,683,373) |
| Total partners' capital qualified for net capital | | 36,182,248 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Securities not readily marketable, at fair value | $ 91,958 | |
| Furniture and equipment, net | 691,256 | |
| Other assets | 171,478 | (954,692) |
| Commodity futures contracts and spot commodities proprietary capital charges | | (43,500) |
| Net capital before haircuts on securities positions | | 35,184,056 |
| Haircuts on securities: | | |
| Trading and investment securities: | | |
| Debt securities | 4,173,384 | |
| Other securities | 2,902,622 | |
| Undue concentration | $ 286,910 | (7,362,916) |
| Net capital | | $ 27,821,140 |
| **Computation of basic capital requirement** | | |
| Minimum net capital required (greater of $1,000,000 or 6 ⅔% of aggregate indebtedness) | | 1,000,000 |
| Net capital in excess of net capital requirement | | $ 26,821,140 |
| **Computation of aggregate indebtedness** | | |
| Aggregate indebtedness | | $ 2,036,238 |
| Ratio of aggregate indebtedness to net capital | | % 7.32 |

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2012.

See accompanying notes.

**CUTLER GROUP, L.P.**

**Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**

**December 31, 2012**

---

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.

**CUTLER GROUP, L.P.**

**Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3**

**December 31, 2012**

---

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 Wes Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL**

To the Partners of
Cutler Group, L.P.

In planning and performing our audit of the financial statements of Cutler Group, L.P. (the "Partnership") as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the partnership's financial statement will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, NYSE Arca, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 20, 2013